UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated April 5, 2024, announcing the Dividend Distribution Proposal.

Istanbul, April 5, 2024

Announcement Regarding the Dividend Distribution Proposal

As per our Company's Articles of Association and Dividend Distribution Policy; our Company’s Board of Directors has taken the decision to submit the distribution of our Company’s dividend in a gross amount of TRY 6,276,998,060 equivalent of a gross dividend of TRY 2.8531809 (net TRY 2.5678628) per ordinary share with a nominal value of TRY 1 to the shareholders in cash on December 5, 2024, within the scope of the principles set forth in the legislation to the approval of the Ordinary General Assembly of Shareholders for fiscal year 2023, according to the dividend distribution table which has been prepared for the related fiscal years.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
2.8531809	2.5678628	05.12.2024

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

ANNEX: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute gross dividend amount of TRY 6,276,998,060- to be paid in cash to our shareholders within the below conditions explained hereunder as part of the resolution:

1.	As a result of the activities of our Company, pertaining to the period between January 1, 2023 and December 31, 2023, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY 7,878,104,955-,

2.	TRY 12,553,996,121- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Capital Markets Board Dividend Guide” which was published on 27 January 2014.

3.	As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4.	TRY 12,553,996,121- is the distributable dividend of the Company, pertaining to year 2023 and TRY 16,473,564,641- calculated by adding TRY 3,919,568,520- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5.	In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends” and clauses set in the article of association of our company; TRY 3,294,712,928-, which is 20% of the first dividend basis, amounting to TRY 16,473,564,641- shall be distributed as the first cash dividend, TRY 2,982,285,132- shall be distributed as second cash dividend, and the secondary legal reserve amounting to TRY 616,699,806- shall be separated from the rest of the net distributable current year profit,

a. The amount of TRY 4,691,099,817- within total amount of TRY 6,276,998,060- which shall be distributed in cash, shall be distributed from statutory previous year’s profit, TRY 1,339,676,445 shall be distributed from distributable legal reserves and TRY 246,221,798 shall be distributed from current period profit,

b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 6,276,998,060- as mentioned hereinabove,

c. In this respect, gross amount of TRY 2.8531809- shall be distributed to our shareholders for each share, having a nominal value of TRY 1.- (One Turkish Lira), and hence the aggregate gross amount of dividend distribution in cash shall be TRY 6,276,998,060-.

6.	TRY 5,660,298,254- which is the remaining of the 2023 year’s distributable profit after the cash dividend distribution shall be:

a. Regarded as previous year’s profit and set aside within the Company,

b. The withholding tax deductions shall be applicable on the amount, which is set aside as 2023 fiscal year’s profit, in case such amount shall be subject to redistribution.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2023 DIVIDEND DISTRIBUTION TABLE (TRY)

1)	Paid / Issued Capital	2,200,000,000
2)	Total Legal Reserves (in accordance with statutory records)	2,315,682,784
	If there is information about privilege in dividend distribution in accordance with the Articles of Association	

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)
3)	Profit for the period		7,878,104,955		2,328,965,870
4)	Tax (-)		- 4,675,891,166		-
5)	Net Profit for the period (=)	*(3-4)*	12,553,996,121	*(3-4)*	2,328,965,870
6)	Prior Years' Loses (-)		-		-
7)	Primary Legal Reserves (-)	*((5YK-6YK)*0.05)*	-	*((5YK-6YK)*0.05)*	-
8)	NET DISTRIBUTABLE PROFIT (=)	*(5-6-7)*	12,553,996,121	*(5-6-7)*	2,328,965,870
9)	Donations made during the year		3,919,568,520		
10)	Net distributable profit including donations that is the base of calculation of first legal reserves	*(8+9)*	16,473,564,641		
11)	First Dividend		3,294,712,928		246,221,798
a	*-Cash*	*(10*the minimum rate determined by the CMB)*	3,294,712,928		246,221,798
b	*-Share*				
	-Total		3,294,712,928		246,221,798
12)	Dividend paid to preference shares	*Amount of the dividend for privileged shareholders in accordance with the articles of Association*			
13)	Dividends paid to Board Members, employees and etc.				
14)	Dividend paid to Redeemed Share Owners				
15)	Secondary Dividend		2,982,285,132		
16)	Secondary Legal Reserves	*((11+12+13+14+15)-(1*0.05))/10*	616,699,806		
17)	Status Reserves				
18)	Special Reserves				
19)	EXTRA ORDINARY RESERVES	*8-(11a+12+13+14+16+17+18)*	5,660,298,254		
20)	Other Distributable Sources				6,030,776,262
	-Prior years' profits				*4,691,099,817*
	-Ekstra Ordinary Reserves				
	-Other Distributable Reserves in accordance with legislation and Articles of Association				*1,339,676,445*

(*) It has been resolved to distribute TRY 246,221,798 of the total gross profit to be distributed in cash from the net distributable profit for the period in the statutory books.
(**) The amount of TRY 4,691,099,817- within total amount of TRY 6,276,998,060- which shall be distributed in cash, shall be distributed from statutory previous year's profit, TRY 1,339,676,445 shall be distributed from distributable legal reserves and TRY 246,221,798 shall be distributed from current period profit.
(***)It has been resolved to allocate a total of TRY 4,691,099,817 from the gross profit amounting to TRY 6,030,776,262.56 for distribution in cash, sourced from retained earnings recorded in the statutory books, and TRY 1,339,676,445 from other reserves distributable in accordance with the Law and Articles of Association. Consequently, out of the overall gross amount of TRY 6,276,998,060 earmarked for cash distribution, TRY 6,030,776,262.56 will be disbursed from alternate sources in the statutory records, while TL 246,221,798 will be distributed from the net distributable profit for the period as recorded in the statutory books.
Note: Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 5, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 5, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer